Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 21, 2025

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 15, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Uranium ETF (previously, Roundhill Physical Uranium ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

Please explain in the second paragraph of the section entitled “Principal Investment Strategies” how the spot price of uranium is determined or measured. Specifically, please note that the spot price is determined through private negotiations between buyers and sellers since there is no formal exchange for uranium as there is for most other commodities.

Response to Comment 1

Pursuant to the Staff’s comment, the following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

The spot price for uranium is determined through private negotiations between buyers and sellers since, unlike for other commodities, there is no formal exchange for uranium. The Fund will measure the spot price of uranium utilizing the daily settlement price of front month UxC Uranium U308 Futures published by CME Group, which are calculated based on the arithmetic average of all weekly spot U308 prices published in Ux Weekly during the contract month by UxC, LLC (UxC).

Comment 2 – Principal Investment Strategies

The Staff notes the disclosure following disclosure set forth in the section entitled “Principal Investment Strategies”:

However, in lieu of or in addition to the exposure provided by Spot Uranium Derivatives, the Fund may also utilize derivatives (such as swap agreements) that reference companies (“Uranium Companies”) or investment trusts (“Uranium Trusts”) whose value is substantially based upon the value of their uranium holdings. Such Uranium Companies include Yellow Cake Plc (“Yellow Cake”)) and such Uranium Trusts include the Sprott Physical Uranium Trust (the “Sprott Uranium Trust”)). The Fund may also invest directly in shares of Uranium Companies and Uranium Trusts.

Please disclose any other types of derivatives that the Fund will use as a principal investment strategy.

Please also elaborate on what constitutes a “Uranium Company” and a “Uranium Trust” and disclose any other such companies or trusts besides Yellow Cake Plc and the Sprott Physical Uranium Trust that are currently expected to be underlying securities for the swaps or other derivatives.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

However, in lieu of or in addition to the exposure provided by Spot Uranium Derivatives, the Fund may also utilize derivatives (such as swap agreements) that reference companies that invest and hold substantially all of its assets in uranium (“Uranium Companies”) or investment trusts that invest and hold substantially all of its assets in uranium (“Uranium Trusts”) whose value is substantially based upon the value of their uranium holdings. Such Uranium Companies include Yellow Cake Plc (“Yellow Cake”)) and such Uranium Trusts include the Sprott Physical Uranium Trust (the “Sprott Uranium Trust”)). The Fund may also invest directly in shares of Uranium Companies and Uranium Trusts. (emphasis added)

The Fund does not currently intend on utilizing UxC Uranium U308 Futures in connection with its principal investment strategy. While the market for UxC Uranium U308 Futures are not sufficiently liquid as of the date first set forth above, the Fund may invest in such contracts in the future should such market become sufficiently liquid and will include a reference to futures contracts in the Item 9 discussion of the prospectus.

The Fund does not currently intend to utilize derivatives that reference companies or trusts besides Yellow Cake Plc and the Sprott Physical Uranium Trust. However, insofar as additional Uranium Trusts or Uranium Companies were to list for trading on a major global exchange, the Fund may invest in derivatives or directly in shares thereof.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Richard Coyle, Esq., Chapman and Cutler LLP

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